Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

April 8, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on April 8, 2009.

Item 4

Summary of Material Change

Gammon Gold Releases 3-Year Operational Outlook to 2011
Showing a 67% to 81% increase in Gold Equivalent Production and a 51% to 54% Reduction in Total Cash Costs from 2007

Item 5

Full Description of Material Change

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS) today issued a 3-year operational outlook for the years 2009 to 2011.

Consolidated 3-Year Operational Outlook:
The following table illustrates the Company’s low and high range for anticipated production and cash cost profiles for each of 2009, 2010 and 2011.

Gammon Gold – 3-Year Consolidated Operational Outlook
	2008 Actual	2009	2010	2011
Production:
Gold Ounces	155koz	185-205koz	200-220koz	200-220k oz
Silver Ounces	5,779koz	8,170-8,945koz	8,500-9,275koz	9,000-9,775koz
Gold Equivalent Ounces	252koz	333-367koz	355-385koz	365-395koz
Cash Costs:
Cash Cost per Gold Equivalent Ounce	$525/oz	$360-$395/oz	$315-$350/oz	$305-$340/oz
Cash Cost per Gold Ounce	$306/oz	$121-$181/oz	$45-$111/oz	$14-$81/oz
Assumptions:
Gold to Silver Equivalency Ratio	59:1	55:1	55:1	55:1
Silver Price (US$/oz)	$14.66	$12.00	$12.00	$12.00
Exchange Rate (Mexican Peso:US)	11:1	12.5:1	12.5:1	12.5:1

Note: The 3-year consolidated operational outlook does not assume any potential production contribution from Guadalupe y Calvo.

Highlights include:

  Gold production of between 200,00 to 220,000 ounces in 2011, a 29-42% increase in gold production over 2008

  Silver production of between 9,000,000 to 9,775,000 ounces in 2011, a 56-69% increase in silver production over 2008

  Gold Equivalent production of between 365,000 to 395,000 ounces in 2011, a 45-56% increase in gold equivalent production over 2008, with cash costs of between $305 to $340 per gold equivalent ounce, a 35-42% reduction over 2008

Gammon also announces:

  As of March 23, 2009, Gammon Gold was included in the S&P TSX Global Gold Index

  The first exploration drill hole in 2009 on the Altagracia Target (east-southeast extension of the Ocampo Picacho open pit) returned 16.5 metres at 6.52 g/t gold and 59.1 g/t silver for 7.60 grams per tonne gold equivalent, including 9.0 metres at 11.32 g/t gold and 90.7 g/t silver for 12.97 grams per tonne gold equivalent, less than 40 meters below surface

  A total of 23,284 metres of reverse circulation and diamond exploration drilling targeting new reserves and resources were completed during Q1, 2009

  Exploration and ore development during Q1, 2009 totaled 2,158 metres

During 2008, Management’s main priority was to increase productivity and reduce the operational cost structures to improve the Company’s working capital position. Once the Company was satisfied that the more significant productivity challenges were addressed, attention was then directed to leveraging a number of expansionary opportunities at Ocampo. As part of the 2008 expansionary program, the Company delineated the existence of significant high grade mineralization in the open pits that should preferentially be processed in the milling operations. In order to validate the business case opportunity, the Company improved reserve drilling densities by 150% (or 25 metres x 40 metres) and secured almost six (6) years of high grade open pit ore reserves, which allowed the Company to determine the optimal capacity of the Ocampo mill.

The Ocampo mill expansion efforts, which are expected to be fully complete by Q3, 2009, are expected to increase mill capacity by more than 165% over the 2007 actual processing rates. This allows the Company to confidently forecast a 3-year growth profile that targets a 67-81% organic increase in gold equivalent production over 2007 as well as lower quartile industry cash costs.

With the near-term business initiatives largely addressed, the Company has now turned its attention to building on the quality reserves confirmed by the 2008 drilling program. By the end of Q1, 2009, already a total of 23,284 metres of exploration drilling and 2,158 metres of exploration and ore development have been completed. The 2009 exploration program will focus on the following initiatives in order to add to the Company’s reserve and resource portfolio in 2009:

Ocampo 2009 Exploration Program

  A new mapping effort is underway to map geology and develop new targets on remainder of property

  A top-technology remote sensing study has identified eleven new alteration/structure anomalies to be reviewed in the field

  Surface geochemistry

  Ocampo Open Pit

  Complete drilling of the resource pit

  Altagracia surface target

  Underground

  San Amado high-grade vein:

  surface drilling and underground development

  Santa Eduviges:

  drilling and development

  Aventurero SE, Santa Juliana, Rosario SE:

  drilling and development

  El Cubo 2009 Exploration Program

    Assembled an international team of 4 geologists to develop new exploration targets

    3 kilometers of the southeast extension of the Villalpando system is currently being mapped and sampled

    Guadalupe y Calvo Exploration Program

    Database validated

    Preliminary 90-day column leach results indicate 64% (wall stockwork) and 44% (vein low grade) at 5 weeks, subject to recalculation of head grade

    New mapping / sampling of underground workings completed

    New target generation reconnaissance initiated

  Mr. René Marion, CEO of Gammon Gold stated "As per the Company’s commitment, we are today reporting our 3-year outlook for 2009 to 2011. Our organic production estimates demonstrate a compelling growth profile, that targets a 12% to 15% compounded annual growth rate in gold equivalent production over 2008’s actual production." Mr. Marion continued, "What is equally impressive is the forecasted reduction in cash costs of 33% to 40% from 2008’s actual results as Ocampo leverages not only the economies of scale, but also our continuous improvement initiatives launched in 2008, such as tying into the main power grid and increasing underground productivities. Since 2008 was a year of bedding down our operations and reserves, I am optimistic that the extensive 2009 exploration program will add further quality ore that could augment our future production forecasts. Considering that we have explored less than 20% of this highly prospective property, the potential for future discoveries is significant."

  Mr. Peter Drobeck, Senior VP Exploration and Business Development stated "As our drilling program in 2009 shifts to reserve additions and new targets, I am excited by the early results seen to date. Not only did we discover the high grade San Amado vein at Ocampo in 2008, we have also begun drilling work on the Altagracia Target which ranges from 700 to 1200 metres east-southeast from the currently-planned Picacho Open Pit, and east of the main North-South river that runs through the pueblo of Ocampo. This target area consists of numerous surface anomalies with similar geology to presently-mined open pits, where limited drilling was completed early in the history of Gammon’s involvement in the district. This hole intersected the Altagracia structure approximately 50 metres east-southeast of a previous hole (OG-108) that cut 19.8 metres grading 0.58 grams per tonne gold and 13.0 grams per tonne silver, or 0.81 grams per tonne gold equivalent. It is notable that this mineralization has a much higher gold to silver ratio than the ores being mined elsewhere in the district. This discovery is being followed up immediately by further drilling, as it suggests the potential for new open pit or underground mineralization that is well outside the presently-envisioned mining area. Equally encouraging, we have completed out-of-reserve underground development of over 1,457 metres at the end of March along the down dip resource extension of the San Juan and San Jose veins that indicate over 5.52 grams per tonne gold and 496 grams per tonne silver as well as 3.43 grams per tonne gold and 372 grams per tonne silver for each respective vein."

  As released in January, the Company expects 2009 production of 333,000 to 367,000 gold equivalent ounces at a total cash cost of $360-$395 per gold equivalent ounce.

  The budgeted increase in production and associated improvements in total cash costs will be driven by a number of factors including:

  The commissioning of the Phase II and Phase III mill expansions that is projected to increase processing rates to 3,300 to 3,400 tonnes per day, or 165% higher than the 1,275 tonnes per day rate realized in 2007

  Increasing the tonnage to the heap leach to a targeted 12,000 to 14,000 tonnes per day by early 2010, rather than late 2010 as previously projected

  Continued production ramp-up of the Ocampo underground throughput during 2009

  The table below summarizes the three-year Key Performance Indicators at the Ocampo complex that underpin the Company’s three year outlook.

Ocampo Key Performance Indicators	2009	2010	2011
Open Pit
Tonnes per day mined	65,000-80,000	55,000-70,000	60,000-75,000
Tonnes per day ore	8,000-9,000	20,000-21,000	25,000-26,000
Gold Grade	1.50-1.55 g/t	0.7-0.75g/t	0.55-0.60 g/t
Silver Grade	60-65 g/t	30-35 g/t	25-30 g/t
Operating Strip Ratio	2.6-2.8	1.6-1.8	1.3-1.5
Capital Strip (tonnes)	15,890k	-	-
Underground
Tonnes per day mined	1,025-1,050	1,500	1,500
Gold Grade	3.0-3.2 g/t	3.0-3.2 g/t	3.0-3.2 g/t
Silver Grade	165-175 g/t	165-175 g/t	165-175 g/t
Mill
Tonnes per day mined	2,800-3,000	3,400	3,400
Gold Grade	3.8-4.0 g/t	3.1-3.3 g/t	3.0-3.2 g/t
Silver Grade	175-185 g/t	145-155 g/t	160-170 g/t
Heap Leach
Tonnes per day leached	5,000-7,000	12,000-14,000	12,000-14,000
Gold Grade	0.85-0.90 g/t	0.50-0.55 g/t	0.55-0.60 g/t
Silver Grade	35-40g/t	25-30 g/t	25-30 g/t
Stockpiles
Tonnes to Stockpile	1,111k	2,259k	4,132k
Gold Grade	0.35-0.40 g/t	0.20-0.25 g/t	0.15-0.20 g/t
Silver Grade	15-20 g/t	10-15 g/t	5-10 g/t

  During the week of April 13, 2009 Gammon management will be making presentations as part of a Toronto based marketing tour. The presentation will be posted to the Company’s website at www.gammongold.com on Monday, April 13, 2009.

  For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

  Cautionary Statement

  Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, risks relates to the completion and integration of acquisitions, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

  Item 6

  Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.

  Item 7

  Omitted Information

  Not applicable.

  Item 8

  Executive Officer

  René Marion
  Chief Executive Officer
  Gammon Gold Inc.
  Tel: 902-468-0614

  Item 9

  Date of Report

  April 8, 2009